15027558

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68534

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/01/14** (mm/dd/yy) AND ENDING **07/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

541 Cowper St
(No. and Street)

Palo Alto	**California**	**94301**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Dennen **(650) 249-4258**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brian Dennen**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2015**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Contra Costa
Subscribed and sworn to (or affirmed) before me on this 29 day of September, 2015, by Brian Dennen
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Notary Public (Seal)

JEFFREY CLIFT READ
COMM. #2039187
Notary Public - California
Contra Costa County
My Comm. Expires Aug. 27, 2017

[signature]
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net
- ☐ Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wealthfront Brokerage Corporation

Annual Audit Report

July 31, 2015

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Wealthfront Brokerage Corporation

July 31, 2015

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Wealthfront Brokerage Corporation

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company") as of July 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wealthfront Brokerage Corporation as of July 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter + Associates

Walnut Creek, California
September 25, 2015

Wealthfront Brokerage Corporation

Statement of Financial Condition

July 31, 2015

Assets		
Cash and cash equivalents	$	89,146
Deposit with clearing organization		500,000
Prepaid expenses		8,034
Total Assets	$	597,180
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	62,008
Due to related party		6,062
Total Liabilities		68,070
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		1,340,000
Accumulated deficit		(810,990)
Total Stockholder's Equity		529,110
Total Liabilities and Stockholder's Equity	$	597,180

See accompanying notes to the financial statements.

Wealthfront Brokerage Corporation

Notes to Financial Statements

July 31, 2015

1. Organization

Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands.

The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Deposit with Clearing Organization
Deposit with clearing organization consists of deposit of cash or other short-term securities held by clearing organization or exchange. At July 31, 2015, $500,000 was held in a separate account as a special reserve requirement pursuant to the agreement with Apex Clearing Corporation.

Revenue Recognition
The Company earns its revenue from management fees for brokerage services and commissions. Management fees are recognized when services are provided. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Wealthfront Brokerage Corporation

Notes to Financial Statements

July 31, 2015

2. Significant Accounting Policies (continued)

Income Taxes (continued)
Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. Lease Commitments

The Company leases office space from its Parent on a month-to-month basis.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At July 31, 2015, the Company's net capital was $521,076, which exceeded the requirement by $516,076.

5. Income Taxes

The income tax expense for the year ended July 31, 2015 consisted of:

Current:		
Federal	$	-
State		800
Total current	$	800
Deferred:		
Total deferred		-
Income tax provision	$	800

Significant components of the Company's deferred tax balances as of July 31, 2015 are as follows:

Deferred income tax asset:		
Federal and state net operating loss carryforwards	$	322,430
Valuation allowance		(322,430)
Net deferred income tax asset	$	-

5. Income Taxes (continued)

Management believes that, based on a number of factors, it is more likely than not that the deferred tax asset will not be utilized and, therefore, has recorded a full valuation allowance. The valuation allowance decreased by $646 during 2015, which was the deferred tax utilized.

As of July 31, 2015, the Company has federal net operating loss carryforwards of $809,515 and state net operating loss carryforwards of $804,140, which will expire at various dates from 2030 through 2033. The amount due to Parent at July 31, 2015 was $800. The Company prepares a stand alone tax provision under the separate return method, therefore NOL carry forwards of the Parent may be allocated in the combined unitary tax return.

The Company is no longer subject to federal tax examinations by tax authorities for years before 2012 and state tax examinations by tax authorities for years before 2011.

6. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement. During the year, $738,687 of expenses were accrued to the Parent related to the expense sharing agreement and other expenses the Parent paid on the Company's behalf.

In August 2014, the Company revised an agreement with the Parent, to charge a monthly brokerage fee of for its services as their broker. For the year ending July 31, 2015, $1,169,805 of brokerage fees were earned and reduced the amount due to the Parent. Company's results of operations and financial position could differ significantly from those that would have been obtained if these entities were unrelated.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

The Company has evaluated subsequent events through September 25, 2015, the date which the financial statements were available to be issued.